September 28, 2022

Isabel Rivera/James Lopez

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	WANG & LEE GROUP, Inc.
Amendment No. 3 to Registration Statement on Form F-1 Filed September 16, 2022 File No. 333-265730

Dear Ms. Rivera and Messrs Lopez, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 21, 2022. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 3 to Registration Statement on Form F-1 filed September 16, 2022 General

1.	Please update the legal opinions for the resale transaction.

Response:

We have updated the opinion of Maples & Calder, BVI counsel in exhibit 5.1 and the opinion of O Tse & Co. in exhibit 8.2 to include the resale transaction.

Cover Page

2.	Please disclose whether your shares have been approved for listing on the Nasdaq Capital Market. If not, please clarify whether you currently meet the requirements for your shares to be listed on Nasdaq.

Response:

The Company has not been approved for listing on the Nasdaq Capital Market yet and is undergoing approval and review by the second reviewer. The Company currently meets the Nasdaq Capital Market’s quantitative listing requirements.

The Offering, page 17

3.	Please disclose that in addition to the public offering, the company has registered the resale offering.

Response:

Responsive to the Staff’s comment, we have disclosed that the company is registering the resale offering.

Selling Shareholders, page A-3

4.	Please disclose the address of each selling shareholder and any material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Part I, Item 9.D.1 of Form 20-F.

Response:

Responsive to the Staff’s comments, we have disclosed the address of each selling shareholder and that no material relationship exists or existed between the Selling Shareholders and the company or any of its predecessors or affiliates within the past three years.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW